Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 26, 2011

DATE, TIME AND VENUE:  On May 26, 2011 at 12:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors pursuant to the powers granted to it under the Bylaws, has examined and approved:

(i) the amendment to the Corporate Policy for Prevention and Combating of Illicit Acts (HF-16) – Attachment I;

(ii) amendment to the Internal Charters of (a) the Personnel Committee (Attachment II), (b) Compensation Committee (Attachment III), (c) Appointments and Corporate Governance Committee (Attachment IV) and (d) Strategy Committee (Attachment V); and

(iii) amendment to the Internal Charter of the Board of Directors (Attachment VI).

CONCLUSION: With no further items on the agenda and no members wishing to raise any further matter, the meeting was declared closed, these minutes, having been drafted, read and approved, were signed by all. São Paulo (SP), May 26, 2011. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

ATTACHMENT I

CORPORATIVE POLICY FOR PREVENTION AND COMBATING OF ILLICIT ACTS

“DOCUMENT FOR INTERNAL COMPANY CIRCULATION”

ATTACHMENT II

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PERSONNEL COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Internal Charter for the Personnel Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.
2.2.	The function of a Committee member is not delegable.
2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in relation to the compensation policy and establish the principal guidelines for attracting and retaining talents, the Committee being responsible for the following assignments:

I.
With respect to the guidelines for compensation, prepare and revise the policy for the compensation of the Company’s management and staff, proposing to the Board of Directors various forms of fixed and variable compensation in addition to benefits and special programs for recruiting and severance.

II.	With respect to the guidelines for attraction and retention of talents:

a.	propose guidelines for recruitment, appraisal and career development policies of the companies of the Itaú Unibanco Conglomerate, ensuring the development of successors for all the key positions;
b.
discuss, monitor and advise the Board on the career of key talents of the Itaú Unibanco Conglomerate (from 100 to 150 people), these talents not necessarily being selected as a function of  hierarchical level, thus analyzing the effectiveness of the established policies;

c.	monitor the performance of the key executives of the Itaú Unibanco Conglomerate, evaluating the results as compared with the established targets;
d.	monitor the result of the trainees program (recruitment effected during the year, progress of the trainees from previous years and overall analysis of the program);
e.	be informed of the system of appraisal used by the Board to appraise employees of the Itaú Unibanco Conglomerate, analyzing its adherence to the stipulated guidelines; and
f.	support in establishing advisory guidelines and advising those executives holding positions analyzed by this Committee.

III.	With respect to the guidelines for recruiting:
a.	advise on the skills and profile of talents necessary for the Itaú Unibanco Conglomerate to achieve its medium term aspirations in line with ethical and moral principles;
b.	recommend general recruiting policies;
c.	be informed on what companies in the same sector are seeking as a profile for their key executives;
d.	advise on the engagement of consultants and specialists to help in the process of hiring; and
e.	monitor the quantity of people per business units in relation to the set targets.

IV.	Relative to the guidelines for skills training:
a.	discuss the culture, suitability of profile and the needs for training;
b.	be informed of the policy for courses and processes for upgrading skills used by the Executive Board for training the organization’s talents; and
c.	give support in the definition of continued education programs.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 3 times annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.
4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.
4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.
4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.
4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

________________________________

ATTACHMENT III

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

COMPENSATION COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Compensation Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.
2.2.	The function of a Committee member is not delegable.
2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and encourage discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I.	With respect to compensation:
a.
discuss and analyze the existing models of compensation for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury area), taking into account  market practices and adjusting the compensation models to those for risk management and control;

b.	propose a compensation package for the Company’s Chief Executive Officer for Board of Director approval;
c.	evaluate and approve compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief

Executive Officer and for the Executive Vice Presidents of Banco Itaú BBA S.A., including fixed and variable salaries, benefits and long-term incentives; and
d.
evaluate the impacts of National Monetary Council (“CMN”) Resolution  3.921/2010 and other legislation relative to existing compensation in countries in which the Company’s subsidiaries operate, proposing measures necessary for these norms to be complied with.

II.	With respect to the Stock Options Plan:
a.
approve the grant of purchase options on the Company’s shares, the Committee being responsible for the institutional decisions within the scope of the plans for granting options sponsored by the Company.

3.1.
The Committee may engage outside consultants, ensuring the preservation of integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 2 times annually upon the convening of its Chairman.
4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.
4.2.	The convening notice is waived for a meeting where all members of the Committee attend.
4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.
4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.
4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.
4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.
4.7.	In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.
_______________________________

ATTACHMENT IV

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE
INTERNAL CHARTER

1.
CHARTER – The functioning of the Appointments and Corporate Governance Committee  (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.
2.2.	The function of a Committee member is not delegable.
2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions within the scope of the Board of Directors on matters relating to governance of the company, the Committee being responsible for the following assignments:

I - With respect to Corporate Governance guidelines:

a)
On the basis of criteria pre-established by the Board of Directors, analyze and express an opinion on situations of potential conflict of interests between Board members and companies comprising the components of the Itaú Unibanco Conglomerate, more particularly: (i) situations arising from the outside activities conducted by Board Directors such as the participation of members of the Board or the Board in statutory bodies of other companies which are not components of the Itaú Unibanco Conglomerate; and (ii) transactions between Board Directors and companies which are components of the Itaú Unibanco Conglomerate;

b)	propose the allocation of the aggregate compensation set by the General Meeting among Board Members;
c)	whenever deemed convenient, recommend to the Board of Directors changes in the make-up of the Board of Directors and the Committees which are subordinated to it;
d)	whenever deemed convenient, recommend to the Board of Directors changes in the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

II - With respect to guidelines for selection and appointment:
a)
identify, analyze and propose candidates to the Board of Directors for introduction to the General Meeting, determining if the candidate  shall be considered, if elected,  an internal, outside or independent director;

b)
periodically review the criteria for defining an independent, internal or outside director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board Director in the light of the new criteria for independence which may eventually be established;

c)	evaluate the functioning of the Board of Directors;
d)	discuss and make recommendations on the succession of the Chairman of the Board of Directors, establishing a succession plan;
e)	discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;
f)	discuss and make recommendations on the succession of the Chief Executive Officer, establishing a succession plan;
g)
assist in the identification of the Board Directors qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Appointments and Corporate Governance Committee, it being incumbent on the Committee specifically to provide an opinion on independence and financial specialization to the Audit Committee, and establishing a succession plan for the members of the Committees.

III - With respect to the guidelines for appraisal:
a)	recommend processes for appraising the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer; and
b)	give methodological and procedural support to the appraisal of the Board of Directors, Board Directors, Chairman of the Board, Committees and the Chief Executive Officer.
3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 3 times annually upon the convening of its Chairman.

a)	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.
b)	The convening notice is waived for a meeting where all members of the Committee attend.
c)	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.
d)	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.
e)	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.
f)	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.
g)
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

______________________________

ATTACHMENT V

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

STRATEGY COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Strategy Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.
2.2.	The function of a Committee member is not delegable.
2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I.	With respect to the strategic guidelines:
a)	support the Board of Directors in the discussion with the Board on strategic guidelines relating to business issues;
b)	issue reports and recommendations on strategic guidelines, thereby providing support for Board of Directors decisions; and
c)	within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact.

II.	With respect to investment guidelines:
a)	review investment opportunities presented by the Board and which have a significant impact on the business; and
b)	issue reports and recommendations on the investment opportunities presented, supporting Board of Directors discussions and decisions.

III.	With respect to budgetary guidelines:
a)	propose budgetary guidelines to the Board of Directors;
b)	conduct an in-depth discussion with the Board in order to set budgetary guidelines;
c)	following discussion with the Board, recommend an opinion to the Board of Directors on the budget for the current year; and
d)	advise and support the Chief Executive Officer on the monitoring of the corporate strategy for the budget.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 3 times annually upon the convening of its Chairman.
4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.
4.2.	The convening notice is waived for a meeting where all members of the Committee attend.
4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.
4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.
4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.
4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.
4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

_______________________________

ATTACHMENT VI

Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1.	CHARTER - This Internal Charter (“Charter”) shall govern the execution of the legal and statutory powers of the Board of Directors (“Board”) of Itaú Unibanco Holding S.A. (“Corporation”).

2.
COMPOSITION - The Board shall have at least 10 (ten) and at the most 14 (fourteen) members, it being incumbent on the General Stockholders’ Meeting which elected its members, to initially establish the number of members to comprise this body during each term of office.

2.1.
At the first meeting following the General Stockholders’ Meeting which elected the members, the Board shall choose from among its members, its Chairman and from 1 (one)  to 3 (three) Vice Chairmen. In the event of a vacancy, absence or incapacity, the Chairman shall be substituted by one of the Vice Chairmen.

2.2.	The composition of the Board shall be evaluated annually to ensure the complementary nature of the competencies of its members pursuant to item 10 below.

3.
BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees and sub-committees that shall report to it (“Committees”).

4.	ELECTION AND COMPOSITION OF THE COMMITTEES – At the same meeting pursuant to item 2.1 above, the members of the Committees already in existence shall be elected.

4.1.
At the Meetings of the Board of Directors of June 24, 2009 and February 17, 2011, new structures of Committees which shall report to the Board were approved as follows: (i) Audit Committee; (ii) Capital Risk Management Committee; (iii) Personnel Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; and (v) Compensation Committee.

5.
FUNCTIONS OF THE BOARD AND THE CHAIRMAN OF THE BOARD – In general terms, the Board shall be responsible for defining the strategy of the Corporation and of its controlled companies, examining matters of material importance to the Corporation, and effectively supervising its management to the benefit of stockholder interests.

5.1.	The Board shall exercise the activities within its powers as established in the Bylaws of the Corporation as approved in the General Stockholders Meeting.
5.2.
The Board shall establish the general guidance of the businesses of the Corporation, being responsible for considering matters included in the meetings’ agenda, as decided by the Chairman of the Board, after receiving suggestions from the other board members and the President of the Executive Board.

5.3.
Without derogating from the legal and statutory requirements, the Board shall have as its purpose, in the election of the Executive Board of the Corporation and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Corporation, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company’s social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4.
The Chairman of the Board shall be the supreme representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman of the Board in general lines (i)  to coordinate the activities of the Board, deciding the agenda and focusing discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for adopting resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities  related to the global financial market; (iv) to guarantee that the performance of the Board, of the Directors and members of the Committees are evaluated with the purpose of improving  execution of their functions on a continuous basis; (v) to facilitate the interaction of the members of the Board, counseling them on the resolution of conflicts; (vi) on the basis of the recommendations of the Appointments and Corporate Governance Committee, execute the board members’ succession plan.

6.	MEETINGS - The Board shall hold ordinary meetings 8 (eight) times annually to be held according to the annual calendar set by its Chairman.
6.1.
It is incumbent on the Chairman of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board (“Director”) or by the President of the Executive Board.

6.2.	For reasons of urgency, meetings may be held by means of conference call or video conference.
6.3.	Convening notices are waived for meetings where the full quorum of Directors is present.
6.4.	The Chairman may, at his/her own discretion or upon the request of any Director, as the case may be, invite to the Board meetings any employees of the Corporation or its controlled companies, or respective outside consultants, to provide clarifications on matters pertaining to his/her responsibility or specialty.
6.5.	The Board shall seek, wherever possible, to reach decisions by consensus.
6.6.	Notwithstanding the provision in the preceding item, Board resolutions shall be adopted by an absolute majority of the votes of the Directors.
6.7.
The independent Directors may meet to examine specific matters of interest to the Corporation, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting to the Chairman of the Board on the matters discussed and eventual suggestions.

7.
AGENDA AND SUPPORTING DOCUMENTATION - Wherever possible, the Chairman shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least 5 (five) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and prepare himself to collaborate to the full in the discussions.

7.1.
At the first ordinary meeting of each fiscal year, the President of the Executive Board shall inform the Board of the annual budget approved by the Executive Board, and, at the other ordinary meetings during the year, provide information on its execution.

7.2.
Having duly informed the Chairman of the Board, any Director may request information and clarifications from an Officer of the Corporation, on a matter affecting the Board’s prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Corporation, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board within the prior timeframe necessary to comply with the period pursuant to item 7 above.

8.
DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by the highest standards of ethical behavior and comply with good corporate governance practice in the Corporation.

8.1.	The Directors shall maintain any material information related to the Corporation rigorously confidential, if and while such has not been officially disclosed to the market.

9.	CONFLICT OF INTERESTS – The Directors shall conduct themselves in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1.
Members of the Board may not participate in deliberations on matters where their interests conflict with those of the Corporation. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2.
On the occasion of the first meeting following his election, the elected Director shall inform members of the Board: (a) the principal activities in which he is involved extraneous to the Corporation, (b) participation on boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) the commercial relationship with companies in the Itaú Unibanco Conglomerate, including cases where services are rendered to these companies. This information shall be provided annually and always when there is a new event which requires making current this type of information.

9.2.1.
The Directors may only sit on at the most, 4 (four) boards of directors of companies that do not belong to the same economic conglomerate.  The exercising of this function in philanthropic entities, clubs or associations shall be excluded for the purposes of this restriction. The said restriction may be exceeded upon approval from the Appointments and Governance Committee.

9.3.
Should a member of the Board or company controlled or governed by him execute an operation with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the operation must be concluded according to the prevailing market conditions; (b) if the operation is not a usual one or involves the rendering of services, reports by companies of undoubted reputation  shall be issued evidencing that the operation was concluded under prevailing market conditions; (c) the operation must be notified to the Appointments and Governance Committee; and (d) the operation shall be conducted through the customary and appropriate channels in the Itaú Unibanco Conglomerate hierarchy.

10.
ANNUAL EVALUATION – An evaluation of the Board, its Chairman and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance shall provide methodological and procedural support for the evaluation process.

11.	TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Corporation.

12.	CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman, ad referendum of the Board.

13.	AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman or of any 3 (three) of its members.

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